September 17, 2024

Yue Zhu
Chief Executive Officer
Lianhe Sowell International Group Ltd
Shenzhen Integrated Circuit Design Application Industry Park
Unit 505-3
Chaguang Road No. 1089
Nanshan District, Shenzhen, China

       Re: Lianhe Sowell International Group Ltd
           Amendment No 1 to Registration Statement on Form F-1
           Filed September 4, 2024
           File No. 333-279303
Dear Yue Zhu:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our June 6, 2024 letter.

Amendment No. 1 to Form F-1 filed September 4, 2024
Dilution, page 62

1. We note you disclose net tangible book value as of March 31, 2024, of $7,128,317 and pro forma as adjusted net tangible book value of $6,759,684. As the pro forma as adjusted amount is intended to reflect the proceeds from and shares issued in this offering, please provide us with the calculations for this amount or otherwise revise. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies and Estimates, page 70

2. We note your revised disclosure and response to prior comment 7. Please further revise each of the policies for which you provide critical accounting estimates to disclose
 September 17, 2024
Page 2

       qualitative and quantitative information necessary to understand the estimation uncertainty and impact that such estimates have materially had, or are reasonably likely to have, on your financial condition or results of operations. Describe why each critical accounting estimate is subject to uncertainty and, to the extent material, how much each estimate and/or assumption has changed over a relevant period, and the sensitivity of the reported amounts to the material methods, assumptions and estimates underlying its calculation. We refer you to Item 5.E of Form 20-F.
Regulations
Regulation Relating to Wholly Foreign-owned Enterprises, page 105

3.     We note that your current and planned businesses are not on the 2021
Negative List    to
       the best of [y]our knowledge.    Please discuss whether there are any
uncertainties
       regarding whether you operate in an industry specified as either
restricted    or
          prohibited    from foreign investment in the Negative List. Tell us
whether you consulted
       with your PRC legal counsel in determining your status under the Negative List.
Financial Statements
Consolidated Statements of Cash Flows, page F-7

4. We note that operating and financing cash flows for fiscal 2023 have been restated such that amounts due to/due from related parties and shareholders are now netted and presented as financing activities. Please provide the specific guidance in ASC 230-10 that you applied in netting these receivables and payables and specifically address how you considered the fact that the asset and liabilities are not with the same party. Also, tell us how you considered whether this change represents an error in previously issued financial statements. Refer to ASC 250-10.
       Please contact Brittany Ebbertt at 202-551-3572 or Kathleen Collins at 202-551-3499 if
you have questions regarding comments on the financial statements and related matters. Please contact Uwem Bassey at 202-551-3433 or Jan Woo at 202-551-3453 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Technology
cc:   Anna J. Wang